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                                                               February 12, 2008



Securities and Exchange Commission
Washington, DC


                                    RE: Request for an AW (Amendment Withdrawal)
                                    ACCESSION NUMBER 0000914317-08-000097
                                    CIK: 0000033533

                                    File Date: 01/15/2008

                                    Company: Espey Mfg. & Electronics, Corp.


Ladies and Gentlemen:


As requested by staff, we hereby request the withdrawal of the filing made on January 15, 2008 as file type POS-AM under accession number 0000914317-08-000097. The reason for the withdrawal request is that it was filed using a "POS-AM " code instead of a "S-8 POS" code. The "S-8 POS" has been refiled under the correct code on January 24, 2008 (accession number 0000914317-08-000151). Based on the foregoing, we respectfully request that the POS-AM be withdrawn as soon as practicable.

Thank you very much for your assistance with this matter.


Sincerely,
/s/ Dave O'Neil
Treasurer and Principal Financial Officer






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                         Espey Mfg. & Electronics Corp.
   233 Ballston Avenue o Saratoga Springs, NY 12866 USA o Tel: (518) 245-4400
                                  www.espey.com